Exhibit 99.3

Cheer Holding Reports 2025 Half Year Results

BEIJING, July 30, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced its financial results for the six months ended June 30, 2025.

Financial Highlights for the Six Months Ended June 30, 2025

Key Financial Metrics

●	Revenues reached $71.0 million.

●	Net Income reached $11.2 million.

●	Net cash provided by operating activities was approximately $3.9 million.

Segment Revenues

●	Revenue from CHEERS App Internet Business reached $65.5 million, accounting for 92.26% of total revenues.

●	Revenue from Cheers Traditional Media Business reached $5.5 million, accounting for 7.74% of total revenues.

Operating Highlights for the Six Months Ended June 30, 2025

CHEERS Video

●	Accumulated downloads of CHEERS Video grew by 1.85% YoY to approximately 440 million as of June 30, 2025.

●	Monthly Active Users of CHEERS Video increased by 0.02% YoY to approximately 51.1 million.

●	Daily Time Spent on CHEERS Video was approximately 54.3 minutes.

CHEERS e-Mall

●	Accumulated downloads of CHEERS e-Mall grew by 16.07% YoY to 70.4 million as of June 30, 2025.
●	Monthly Active Users of CHEERS e-Mall increased by 0.44% YoY to approximately 6.9 million.
●	Repurchase Rate on CHEERS e-Mall was 38.8%.

CHEERS Telepathy

●	Accumulated downloads of CHEERS Telepathy were approximately 14.1 million as of June 30, 2025.
●	Monthly Active Users of CHEERS Telepathy increased by 263.33% YoY to approximately 3.3 million.
●	Monthly Visits increased by 14.25% YoY to approximately 3.8 million.

CHEERS API

●	Number of API increased by 9.8% YoY to 101 for the six months ended June 30, 2025.
●	Daily Active Integrations increased by 46.9% YoY to more than 470,000.

Selected Financial Results

Revenues

Revenues remained stable at approximately $71.0 million and $71.1 million, respectively for the six months ended June 30, 2025 and 2024. Advertising services were the Company’s primary revenue driver, accounting for 99.9% and 99.7% of total revenue in these periods. This marginal change was primarily due to: (i) a decrease of approximately $0.1 million in CHEERS e-Mall market service revenue, influenced by the rise of diversified online shopping models like livestream shopping; and (ii) a decrease of approximately $0.1 million in other revenues from customized content production, stemming from increased competition. These reductions were largely offset by an approximately $0.1 million increase in advertising revenues, driven by a higher volume of advertising orders. The Company expects to further expand its customer base by enhancing brand recognition and user traffic, aiming for increased exposure and popularity of its Apps.

Operating Expenses

Operating expenses consist of cost of revenues, selling and marketing, general and administrative, and research and development expenses.

●	Cost of Revenues increased by approximately $1.9 million, or 9.99%, to $20.8 million for the six months ended June 30, 2025, from approximately $18.9 million in the prior year. This increase was attributable to higher advertising revenues. However, the Company’s gross margin decreased primarily due to a reduction in service fees charged to advertising customers. The Company anticipates further increases in advertising revenues through continuous investment in its advertising business.
●	Sales and Marketing Expenses decreased by approximately $2.3 million to $35.3 million for the six months ended June 30, 2025, from approximately $37.6 million in the prior year. This decline was mainly due to reduced promotion service charges, as the Company has scaled back marketing and promotion costs, believing it has gained a strong reputation among its target customers.
●	General and Administrative Expenses decreased from approximately $1.6 million for the six months ended June 30, 2024, to approximately $0.8 million for the six months ended June 30, 2025. This reduction was primarily attributable to an approximately $0.6 million decrease in share-based compensation expenses, as the Company incurred higher expenses in the comparable 2024 period from a restricted share grant in June 2024.
●	Research and Development Expenses were approximately $2.3 million and $1.4 million for the six months ended June 30, 2025 and 2024, respectively. This increase primarily reflects continued investment in IT infrastructure, user-friendliness upgrades, and the ongoing implementation of content-driven strategies.

Net Income

As a result, the Company reported a net income of $11.2 million for the six months ended June 30, 2025, compared to $12.4 million for the six months ended June 30, 2024.

Cash, cash equivalents and working capital

The Company’s principal sources of liquidity were cash and cash equivalents of approximately $203.2 million and $197.7 million, respectively, as of June 30, 2025 and December 31, 2024. Working capital as of June 30, 2025 was approximately $284.5 million.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as CHEERS Telepathy, CHEERS Video, CHEERS e-Mall, CHEERS Open Data, CheerReal, CheerCar, CheerChat, Polaris Intelligent Cloud, AI-animated short drama series, short video matrix, variety show series, Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers, AI initiatives and technology infrastructure; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

CHEER HOLDING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of June 30, 2025	As of December 31, 2024
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$203,228	$197,660
Accounts receivable, net	86,238	77,074
Prepayment and other current assets, net	34,072	30,834
Total current assets	323,538	305,568

Property, plant and equipment, net	18	33
Intangible assets, net	38,784	40,531
Deferred tax assets	77	72
Unamortized produced content, net	16	16
Right-of-use assets	316	371
Total non-current assets	39,211	41,023
TOTAL ASSETS	$362,749	$346,591

Liabilities and Equity
Current liabilities:
Short-term bank loans	$7,678	$9,590
Accounts payable	1,479	2,039
Contract liabilities	31	27
Accrued liabilities and other payables	1,986	1,941
Due to related parties	1,100	1,100
Other taxes payable	26,661	25,095
Lease liabilities current	107	109
Total current liabilities	39,042	39,901

Long-term bank loan	1,396	1,370
Lease liabilities non-current	120	250
Total non-current liabilities	1,516	1,620
TOTAL LIABILITIES	$40,558	$41,521

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 shares authorized as of June 30, 2025 and December 31, 2024; nil and nil shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	$-	$-
Class A Ordinary shares (par value of $0.001 per share; 500,000,000 and 200,000,000 shares authorized as of June 30, 2025 and December 31, 2024; 10,285,568 and 10,285,568 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	10	10
Class B Ordinary shares (par value of $0.001 per share; 500,000 shares and 500,000 shares authorized as of June 30, 2025 and December 31, 2024; 500,000 and 500,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	-	-
Additional paid-in capital	113,485	113,485
Statutory reserve	1,411	1,411
Retained earnings	218,312	207,128
Accumulated other comprehensive loss	(11,107)	(17,041)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	322,111	304,993
Non-controlling interest	80	77
TOTAL EQUITY	322,191	305,070
TOTAL LIABILITIES AND EQUITY	$362,749	$346,591

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2025	2024

Revenues	$70,993	$71,055

Operating expenses:
Cost of revenues	(20,772)	(18,885)
Selling and marketing	(35,321)	(37,559)
General and administrative	(814)	(1,611)
Research and development	(2,333)	(1,361)
Total operating expenses	(59,240)	(59,416)

Income from operations	11,753	11,639

Other income (expenses):
Interest (expenses) income, net	(61)	223
Other expense, net	(511)	(23)
Total other (expenses) income	(572)	200

Income before income tax	11,181	11,839

Income tax benefits	4	578
Net income	11,185	12,417

Less: net gain attributable to non-controlling interest	1	1
Net income attributable to Cheer Holding. Inc’s shareholders	$11,184	$12,416

Other comprehensive income (loss)
Unrealized foreign currency translation income (loss)	5,936	(6,856)
Comprehensive income	17,121	5,561
Less: comprehensive gain (loss) attributable to non-controlling interests	3	(1)
Comprehensive income attributable to Cheer Holding. Inc’s shareholders	$17,118	$5,562

Earnings per ordinary share
Basic and Diluted*	$1.04	$1.23

Weighted average shares used in calculating earnings per ordinary share
Basic and Diluted*	10,785,568	10,058,846

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$3,920	$(6,741)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	7,583	7,071
Repayments of bank loans	(9,652)	(4,242)
Payment of loan origination fees	(47)	(58)
Borrowings from a related party	-	205
Withdrawal of contribution from shareholder	-	(4)
Net cash provided by financing activities	(2,116)	2,972

Effect of exchange rate changes	3,764	(4,376)

Net increase (decrease) in cash and cash equivalents	5,568	(8,145)
Cash and cash equivalents, at beginning of period	197,660	194,525
Cash and cash equivalents, at end of period	$203,228	186,380

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$250	$199
Acquisition of intangible asset from settlement of prepayments	$702	$-
Lease liabilities arising from obtaining right-of-use assets	$-	$466